Exhibit 99.5

KPMG LLP

PO Box 10426 777 Dunsmuir Street

Vancouver BC V7Y 1K3

Canada

Telephone (604) 691-3000

Fax (604) 691-3031

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Correvio Pharma Corp.

We consent to the incorporation by reference in the registration statement (No. 333-225852) on Form F-10 and (No. 333-225015 and No. 333-225014) on Form S-8 of Correvio Pharma Corp of our reports dated March 27, 2020, with respect to the consolidated balance sheets of Correvio Pharma Corp as of December 31, 2019 and 2018, the related consolidated statements of operations and comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes, and the effectiveness of internal control over financial reporting as of December 31, 2019, which reports appear in the Form 6-K of Correvio Pharma Corp dated March 27, 2020.

Our report dated March 27, 2020 refers to a change in accounting policies for leases as of January 1, 2019 due to the adoption of ASU 2016-02 – Leases, Revenue from Contracts with Customers (Topic 606), and related amendments.

Our report dated March 27, 2020 also contains and explanatory paragraph that states that the Company has suffered recurring losses and negative cash flows from operations, which raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Chartered Professional Accountants

March 27, 2020

Vancouver, Canada

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.